602 ENTERPRISE DRIVE, TECH CITY                                [GRAPHIC OMITTED]
KINGSTON, NY 12401
845-338-3366  866-931-9409 FAX
www. ImageTechLabs.com                       IMAGE TECHNOLOGY LABORATORIES, INC.
--------------------------------------------------------------------------------

                                                              September 19, 2008

Ms. Christine Davis
Assistant Chief Accountant
Ms. Megan Akst
Senior Staff Accountant
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C.  20549-4561

RE:      IMAGE TECHNOLOGY LABORATORIES, INC.
         FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
         FILED APRIL 18, 2008
         FILE NO. 000-31307

Dear Ms. Davis and Ms. Akst,

         We are in receipt of your comment letter dated September 17, 2008 regarding Image Technology Laboratories, Inc. (the "Company") and our Form 10-KSB for the Fiscal Year Ended December 31, 2007.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

ITEM 8A. CONTROLS AND PROCEDURES, PAGE 38

1. Please refer to prior comments 1 through 4. Tell us when you plan to file your amended Form 10-KSB for the fiscal year ended December 31, 2007. In the interim, the Company may provide the Staff with a draft copy of the revised pages to your Form 10-KSB prior to amending the document.

         RESPONSE:

         The amended Form 10-KSB for the year ended December 31, 2007 is being filed on EDGAR contemporaneously with this letter.

OTHER

2. As previously requested, in connection with responding to our comments, the company should provide, in writing, a statement from the company acknowledging that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

602 ENTERPRISE DRIVE, TECH CITY                                [GRAPHIC OMITTED]
KINGSTON, NY 12401
845-338-3366  866-931-9409 FAX
www. ImageTechLabs.com                       IMAGE TECHNOLOGY LABORATORIES, INC.
--------------------------------------------------------------------------------


         RESPONSE:

         The foregoing acknowledgements are set forth below.

         In addition to the foregoing, the Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please do not hesitate to contact me should any questions arise or should you require any additional information. Thank you.




                                          -----------------------------
                                          Lewis M. Edwards, PAO and CTO
                                          Image Technology Laboratories, Inc.